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                                                                   Exhibit 99.1

                       IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                                 IN AND FOR NEW CASTLE COUNTY

AQUILA, INC. (f/k/a UTILICORP      )
UNITED INC.),                      )
                                   )
          Plaintiff,               )
                                   )
        v.                         )  C.A. No. 19497
                                   )
QUANTA SERVICES, INC.,             )
JAMES R. BALL, JOHN R. COLSON,     )
VINCENT D. FOSTER, LOUIS C.        )
GOLM, JERRY J. LANGDON,            )
GARY A. TUCCI, JOHN R. WILSON,     )
QUANTA SERVICES, INC. STOCK        )
EMPLOYEE COMPENSATION TRUST,       )
and WACHOVIA BANK, N.A.,           )

          Defendants.              )


                             MEMORANDUM OPINION

                            SUBMITTED:  MAY 7, 2002
                             DECIDED:  MAY 10, 2002

Alan J. Stone, Esquire, Megan E. Ward, Esquire, Yvette C. Fitzgerald, Esquire, MORRIS, NICHOLS, ARSHT & TUNNELL, Wilmington, Delaware; Scott A. Edelman, Esquire (argued), Thomas A. Arena, Esquire, Daniel Perry, Esquire, Kylie Davidson, Esquire, MILBANK, TWEED, HADLEY & McCLOY LLP, New York, New York; ATTORNEYS FOR PLAINTIFF.

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Kevin G. Abrams, Esquire (argued), Srinivas M. Raju, Esquire, Peter B. Ladig,
Esquire, Kelly A. Green, Esquire, John D. Hendershot, Esquire, RICHARDS, LAYTON & FINGER, P.A., Wilmington, Delaware; Andrew C. Houston, Esquire (argued), Stephen R. DiPrima, Esquire, Matthew H. Baughman, Esquire,
WACHTEL, LIPTON, ROSEN & KATZ, New York, New York; ATTORNEYS FOR
DEFENDANTS QUANTA SERVIES, INC., JAMES R. BALL, JOHN R. COLSON, VINCENT D. FOSTER, LOUIS C. GOLM, JERRY J. LANGDON, GARY A. TUCCI, AND JOHN R. WILSON.

Cathy L. Reese, Esquire, BLANK ROME COMISKY & McCAULEY LLP, Wilmington, Delaware, ATTORNEY FOR THE DEFENDANTS QUANTA SERVICES, INC. STOCK EMPLOYEE COMPENSATION TRUST AND WACHOVIA BANK, N.A.

LAMB, Vice Chancellor

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                               I. INTRODUCTION

         This lawsuit challenges actions taken by a Special Committee of the board of defendant Quanta Services, Inc. ("Quanta") in connection with a proxy contest initiated by plaintiff and insurgent shareholder Aquila, Inc. ("Aquila"). Aquila, formerly known as Utilicorp United, Inc., is a Delaware corporation based in Kansas City, Missouri, and is a multi-national energy services business. Quanta is a Delaware corporation based in Houston, Texas, that builds and repairs infrastructure for various utility companies, including Aquila. For all purposes relevant to this litigation, Quanta has effectively been managed by a seven-member Special Committee of its board of directors. The individuals named as defendants in this action -- James R. Ball, John R. Colson, Vincent D. Foster, Louis C. Golm, Jerry J. Landgon, Garry A. Tucci, and John R. Wilson (collectively, the "Director Defendants")--are all of the non-Aquila-affiliated members of Quanta's board and are the seven members of the Special Committee. Three of the seven Director Defendants are members of Quanta's management.(1) On March 13, 2002, the Special Committee approved the creation

------------------------
         (1) Colson is Quanta's CEO; Tucci is a Senior Vice-President of Quanta and President of Potelco, a Quanta subsidiary; and Wilson is a Senior Vice-President of Quanta and President of PAR Electrical Contractors, Inc., another Quanta subsidiary. The other four Director Defendants, including Foster, the non-executive Chairman of Quanta's board, appear to be independent.

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of a Stock Employee Compensation Trust ("SECT").  The SECT is also a party to this lawsuit, as is its trustee, Wachovia Bank, N.A. ("Wachovia").

         On February 8, 2002, Aquila announced its intention to nominate an opposing slate of directors at Quanta's upcoming annual meeting. At that time, Aquila owned approximately 38% of Quanta's outstanding shares. In the following weeks, the Special Committee met several times to consider its strategy for the proxy contest, untimately adopting the SECT on March 13. The SECT is a vehicle by which Quanta has designated eight million newly issued shares of common stock (representing approximately 10% of Quanta's outstanding shares before the adoption of the SECT) for the payment of benefits to its employees over the next 15 years. The terms of the SECT allow certain not-director employees of Quanta to vote these shares. The effects of this voting provision are to dilute Aquila's voting power and to increase Quanta management's chance of success in the proxy contest. Accordingly, Aquila has moved for a preliminary injunction to preventing the voting of the SECT shares at Quanta's annual meeting on May 23, 2002.

                                II.  FACTS

         On June 30, 1999, Aquila and Quanta announced that they were forming a strategic partnership that would involve a large investment by Aquila in Quanta.

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Several months later, on September 21, 1999, the two companies entered into a
Securities Purchase Agreement ("SPA") pursuant to which Aquila purchased 1,860,000 shares of Quanta's Series A Convertible Preferred Stock for $186 million. In connection with the SPA, the parties entered into a variety of other agreements. Aquila obtained the right to nominate two members of Quanta's board as long as Aquila's fully diluted ownership of Quanta remained below 30%, and three members of Quanta's board if Aquila's ownership exceeded that threshold. Aquila also obtained the right to acquire up to 49.9% of Quanta's shares on a fully diluted basis, which meant that Aquila would be able to acquire a majority of Quanta's then-outstanding shares. The SPA provided that Quanta "would not adopt any Stockholders Rights Plan that could have the effect of reducing [Aquila's] Fully Diluted Ownership Ratio below 49.9%."

         After making its initial investment, Aquila continued to buy Quanta shares on the open market and in private transactions with, among others, Quanta officers and directors. By September 2001, Aquila owned approximately 36% of the voting power of Quanta's stock, and on September 28, 2001, Aquila stated in a Schedule 13D filed with the Securities and Exchange Commission that it intended, through its open market purchases, to "increase its percentage of ownership of [Quanta] to a percentage that will enable it to enjoy the benefits of

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financial statement consolidation for accounting purposes," or in other words to acquire a number of shares sufficient to allow Aquila to control the policies and direction of Quanta. Aquila sought this relationship not to change the direction or management of Quanta, but instead for its financial and tax benefits.

         By October 8, 2001, Aquila had increased its voting power to 38.5%. The non-Aquila-affiliated members of Quanta's board, concerned at least in part about the destabilizing effects Aquila's acquisition of control might have on Quanta's employees, responded by proposing a standstill agreement and attempting to negotiate a lower limit on Aquila's ownership than provided for in the SPA. These negotiations were unsuccessful and were terminated on November 15, 2001. That same day, Quanta amended its poison pill so that it would be triggered if Aquila's ownership level exceeded 39%. This amendment is the subject of arbitration, currently scheduled for next week, to determine whether it violates the terms of the SPA. On November 18, 2001, Quanta announced the formation of the Special Committee, which consisted of all Quanta directors unaffiliated with Aquila (I.E., the Director Defendants). The Special Committee was authorized to consider and adopt responses to Aquila's control-related initiatives.

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         The parties resumed negotiations in January 2002. These negotiations were also unsuccessful and, on February 8, 2002, Aquila filed an amended
Schedule 13D stating that Aquila had "advised Quanta that it intends to present an opposition slate of nominees for election as directors at Quanta's 2002 annual meeting of stockholders." The Schedule 13D also noted that Aquila might cause Quanta to repurchase 20 to 25% of Quanta's shares, an action that would increase Aquila's ownership percentage without spending any of Aquila's money, and that Aquila would "support a broad-based retention program directed at Quanta's key employees, including certain executive management employees." In a press release issued on February 10, 2002, Quanta announced its intent to "vigorously oppose" Aquila in the proxy contest.

         Quanta's management and Special Committee immediately began considering their options with respect to Aquila's announcement. Colson, Quanta's CEO, arranged a meeting between Quanta management and potential advisors Goldman Sachs & Co. ("Goldman") and Wachtell, Lipton, Rosen & Katz ("Wachtell"). Goldman and Wachtell presented a variety of options to management on February 11, 2002. One of those options was the SECT, which offered several benefits to Quanta including the stabilization of Quanta's employee workforce and the dilution of Aquila. That option was presented to the

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full Special Committee at a meeting the next day, February 12, 2002, which was also attended by representatives of Goldman and Wachtell, along with representatives of the proxy solicitation firm MacKenzie Partners, Inc. ("MacKenzie"). At this point, the record evidence pertaining to that meeting, as well as later meetings of the Special Committee, consists of deposition testimony, draft minutes, and handwritten notes taken by Wachtell attorneys.

         Both the minutes and the notes reflect that the February 12 meeting began with a presentation by Wachtell about the relevant legal principles governing the Special Committee's conduct in the proxy contest. Wachtell informed the Director Defendants that this court would closely scrutinize any actions affecting voting in the proxy contest and that the Director Defendants would need to establish a reasonable, independent business purpose for any such actions. The Special Committee next discussed the timing and process of the proxy contest and amended Quanta's poison pill. The notes, but not the minutes, show that the Defendant Directors next had a "discussion concerning percentages" and considered their chances of success in the proxy fight. The MacKenzie representatives estimated that Quanta would have to obtain roughly 5.75 votes for each vote obtained by Aquila in order to prevail, a number that would be "very hard" to achieve. According to deposition testimony, several members of the

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Special Committee were even more pessimistic, expecting that Quanta would lose the proxy contest. The notes also reveal, however, that "you can get 3/4/5" to 1, apparently suggesting that Quanta might succeed at that lower ratio.

         The Special Committee then discussed the SECT. The parties disagree about the context of that discussion, with Aquila claiming that the focus was on how to address Quanta's grim prospects in the proxy contest and Quanta arguing that the focus was on stabilizing Quanta's workforce. The record does reflect some concern about employees, although at least one director, Tucci, acknowledged at deposition that "it wasn't a big discussion."(2) The handwritten notes of the meeting indicate that a Goldman representative explained the SECT and its effect on Quanta's shareholders. At this point, the notes reflect a comment that the SECT was "likely to be attacked as vote rigging." Significantly, there was no discussion of alternative voting provisions for the SECT that would avoid this problem. Instead, the Special Committee continued discussing alternatives that would "maximize [the] odds of winning [the] proxy contest."

------------------------
         (2) Tucci Dep. at 19-20.

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         The Special Committee next met telephonically on March 5, 2002, again with its advisors present. The purpose of the March 5 call was to update the Special Committee on several defensive actions that were being considered. The minutes show that the meeting began with a brief discussion of management's general concern about employee reaction to the proxy contest. The meeting then turned quickly to a presentation by Goldman and Wachtell about the SECT and about other possible employee retention measures. According to the minutes, this presentation and the ensuing discussion made little reference to the dilutive effect of the SECT other than noting in response to a question that "a legal challenge to the SECT was possible" for that reason. The handwritten notes, however, reveal that the Special Committee's advisors recommended that it "consider [a] series of steps to stabilize [the] employee situation [and] level [the] playing field a bit." The notes then indicate that "courts will look at" the SECT and that the Special Committee "need[ed] to be sensitive to Del[aware] concerns."

         On March 13, 2002, the Special Committee met again to consider and adopt several defensive measures. At that meeting, the Special Committee amended Quanta's poison pill yet again and authorized Goldman to explore other strategic options for Quanta, among other things. Most of the March 13

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meeting, however, focused on Quanta's employees. The Defendant Directors discussed employee stability, with Colson describing a "great deal of turmoil" among Quanta employees. It is not clear from the record at this point precisely how much turmoil the proxy contest had actually created, but the record suggests that at least some employee issues had arisen. The real concern was apparently that one or more senior managers might leave, causing their top lieutenants to go with them. To address this concern, the Special Committee adopted a new severance plan and, after lengthy discussions, approved new employment agreements for 36 key executives that included lucrative change of control provisions. Later in the March 12 meeting, after discussing and approving the SECT, the Special Committee also considered and adopted an executive deferred compensation stock plan.

         The discussion of the SECT at the March 12 meeting was extensive. Wachtell lawyers described the operation and benefits of the SECT, noting the dilutive effect that the SECT would have on Aquila and Quanta's other shareholders. The Special Committee and its advisors discussed the vote dilution, emphasizing that Quanta was not amending its poison pill to prevent Aquila from regaining its original voting percentage through additional purchases of Quanta stock, and also discussed the employee-related and credit-related

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benefits of the SECT.(3) At the end of this discussion, the Special Committee unanimously approved the adoption of the SECT.

         According to Quanta, the SECT was approved because it was good for Quanta employees and showed a commitment to those employees. Aquila notes, however, that the Special Committee neither solicited the views of the employees nor retained any compensation consultants, as Quanta had done in connection with several employee benefit programs in the past. Aquila also points out that Quanta has done very little to inform its employees about the SECT, undercutting Quanta's claim that the purpose of the SECT was to ensure employee retention by quelling employee concerns stemming from the proxy contest. Quanta responds that experts were unnecessary because the SECT is not a new compensation plan and that it is awaiting the outcome of this proceeding to broadcast news of the SECT.

         In any event, the Special Committee adopted the SECT at the March 13 meeting. The SECT allows Quanta to place a significant block of shares in trust to be released over the next 15 years for Quanta's use in connection with a variety of employee benefit plans. The SECT purchased eight million shares of

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         (3) There is some evidence in the record that the Special Committee expected that the adoption of the SECT would marginally improve credit agencies' view of Quanta.

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previously unissued stock from Quanta with a note for $132 million and a trivial amount of cash (roughly $80) representing the par value of the stock. Quanta agreed to forward cash to the SECT periodically to allow the SECT to make the required payments on the note. If any payments come due without Quanta advancing the SECT the necessary cash, those payments are to be deemed forgiven. Whenever payments on the note are made or forgiven, a block of shares is released from the trust and made available for allocation by Quanta. Released shares must be allocated to one of several specific employee benefit plans. Quanta retained the right to dissolve the SECT at any time. The effect of dissolution or of a change of control of Quanta would be that any unreleased shares would be sold, with the proceeds first to pay off the note and then to be allocated to the employee benefit plans.

         Unallocated SECT shares are to be voted by the trustee in accordance with confidential instructions from participants in Quanta's Employee Stock Participation Program ("ESPP"). The ESPP is Quanta's broadest employee stock program and is open to all full-time Quanta employees. All ESPP participants (excluding Quanta directors) in the one-year period terminating ten days before the shareholder meeting direct the voting of unallocated SECT shares. The trustee weights each participant's instruction by the percentage of


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total ESPP share purchases made during the relevant time period by that participant. In other words, employees buying more shares through the ESPP will vote more SECT shares.

         The effect of this voting provision is to increase the voting power of Quanta employees at the expense of Quanta's shareholders, each of whose voting power is diluted by 10%. Aquila's ownership and voting power, for example, were diluted from approximately 38% to approximately 34%. This was no surprise to Quanta's Special Committee, which was well aware of this dilutive effect even though it never considered any other voting arrangement. Aquila contends that this voting provision is unrelated to the business reasons for adopting the SECT and that the SECT shares should be voted, if at all, in proportion to the votes of all Quanta shareholders. Quanta argues that giving the employees the right to vote the SECT shares is consonant with the purposes of the SECT, that the dilutive effect on Aquila's voting power is DE MINIMIS, and that there is no harm because Aquila will likely win the proxy contest anyway. Aquila has moved for a preliminary injunction preventing the voting of the SECT shares at Quanta's annual meeting on May 23, 2002.


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                                 III. DISCUSSION

         Preliminary injunctive relief will be granted only where the moving party demonstrates a reasonable probability of success on the merits, irreparable harm if the injunction is not granted, and a balance of equities in favor of granting the relief.(4) Moreover, a preliminary injunction is an extraordinary remedy, which will not issue unless it has been earned and will be denied where the remedy sought is excessive in relation to, or unnecessary to prevent, the injury threatened.(5) This "extraordinary remedy ... 'is granted only sparingly and only upon a persuasive showing that it is urgently necessary, that it will result in comparatively less harm to the adverse party, and that, in the end, it is unlikely to be shown to have been issued improvidently'"(6)

         Aquila argues that the voting of the SECT shares must be enjoined for two reasons. First, it contends that the SECT shares still belong to Quanta and thus cannot be voted because of Section 160(c) of the DGCL, which prohibits the voting of


------------------------
         (4) SI MANAGEMENT L.P. V. WININGER, 707 A.2d 37, 40 (Del. 1998); UNITRIN, INC. V. AMERICAN GENERAL CORP., 651 A.2d 1361, 1371 (Del. 1995); REVLON, INC. V MACANDREWS & FORBES HOLDINGS, INC., 506 A.2d 173, 179 (Del. 1986).

         (5) INVANHOE PARTNERS V. NEWMONT MINING CORP., 533 A.2d 585, 600 (Del. Ch. 1987), OFF'D, 535 A.2d 1334 (Del. 1987).

         (6) CANTOR FITZGERALD, L.P. V. CANTOR, 724 A.2d 571, 579 (Del. Ch.
1998) (quoting Donald J. Wolfe, Jr. & Michael A. Pittenger, CORPORATE AND COMMERCIAL PRACTICE IN THE DELAWARE COURT OF CHANCERY Section 10-2(a)).

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shares of capital stock that belong to the issuing corporation. Aquila argues that an order enjoining the voting of the unallocated portion of the 8 million shares issued to the SECT is appropriate under Section 160(c) to prevent the defendants from using Quanta's own shares to dampen the rights of a large stockholder to determine the composition of the corporation's board. For the reasons discussed below, the record on this motion is not sufficiently developed for the court to formulate a dependable view of the applicability of Section 160(c)'s voting strictures to the unallocated SECT shares.

         Second, Aquila argues that the adoption of the SECT, with its dilutive voting provision, was not a permissible defensive measure under the standards articulated in UNOCAL CORP. V. MESA PETROLEUM CO.(7) and BLASUIS INDUSTRIES, INC. V. ATLAS CORP.(8) The record relating to the adoption and operation of the dilutive voting feature of the SECT is adequate to support a finding that Aquila has shown a probability of success on the merits of its fiduciary law claims. The director defendants' authorization of the SECT was taken in the context of a proxy fight and other takeover related activity and is subject to scrutiny under

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         (7) 493 A.2d 946 (Del. 1985).

         (8) 564 A.2d 651 (Del. Ch. 1988).

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UNOCAL and UNITRIN.(9) Aquila has shown a reasonable probability that the decision to authorize the SECT--with its dilutive voting feature--cannot be sustained when examined under those authorities.

         Nevertheless, because the court concludes that Aquila is not threatened with imminent, irreparable harm, and that the balance of hardships weighs in favor of Quanta, the application for a preliminary injunction will be denied.

A.       DOES SECTION 160(c) APPLY?

         Section 160(c) provides:

         Shares of its own capital stock belonging to the corporation or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the corporation, shall neither be entitled to vote nor be counted for quorum purposes. Nothing in this section shall be construed as limiting the right of any corporation to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity.

         The parties present two different approaches to Section 160(c). Quanta contends that the cases interpreting Section 160(c) focus on who votes the shares at issue, arguing that the SECT shares need not be sterilized because they are voted by certain non-director employees of Quanta and not by Quanta itself, by its board, or by any of its directors. Aquila, to the contrary, claims that the language of the

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         (9) UNITRIN, INC. V. AMERICAN GEN'L CORP., 651 A.2d 1361 (Del. 1995).

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statute and the cases interpreting the statute focus instead on the various economic and property interests in the contested shares, arguing that the SECT shares "belong to" Quanta and therefore may not be voted by anyone. Both of these approaches find some support in the relevant case law.

         Quanta relies on common law cases predating Section 160(c) and on HAFT
V. DART GROUP CORP.(10) to support its voting-focused view of the statute. According to Quanta, the critical question is whether the directors of a corporation can control the voting of shares owned directly or indirectly by the corporation in order to ensure their own election. The SECT does not implicate this concern, it says, because the trustee, Wachovia, votes the SECT shares in accordance with confidential instructions from non-director employees of Quanta. In other words, Quanta contends, the SECT shares need not be sterilized under this interpretation of Section 160(c) because they are not being voted by Quanta or its directors.

         Aquila argues that Quanta's approach ignores the plain language of
Section 160(c), which on its face sterilizes any shares "belonging to" the issuing corporation, and suggests instead that the court should consider various indicia of

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         (10) Del. Ch., C.A. No. 14685, Allen, C., mem. op. at 20-21 (Mar. 14,
1997) ("The central evil that both the cases upon which statutes such as
Section 160(c) are premised and to which the statute itself is directed, is the use of the corporation's own capital to allow incumbent corporate directors to control the voting of the corporation's stock.").

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ownership when determining whether shares are sterilized by the statute.(11)
Aquila notes that in both HAFT and SPEISER V. BAKER,(12) this court followed the ownership-focused view and considered a variety of factors to determine whether the shares at issue belonged to the issuing corporations. The economic factors considered in those cases included the source of capital used to acquire the shares at issue, the various economic and residual interests in those shares, the equity ownership of the issuing corporation in the entity holding those shares, and the accounting treatment of those shares.

         Neither approach is entirely complete or correct. The language of the statute clearly focuses on who owns the shares; nevertheless, an important factor to consider in making that determination is who votes the shares. Applying all of

------------------------
         (11) Aquila's appeal to the plain language of the statute is compelling. Neither party contends, for example, that Quanta could grant anyone a proxy to vote treasury shares. CF. HAFT, mem. op. at 20 ("[I]t seems clear that, while the existence of the irrevocable proxy [in favor of Herbert Haft] did not in fact threaten the type of injury that Section 160(c) was directed against, nevertheless the plain meaning of the statutory words 'belonging to' would prevent that stock from being voted [after it was acquired by the issuing corporation]."). At the same time, however, the precise meaning of Section 160(c)'s "belonging to" language is less than clear. Consequently, courts interpreting the statute have typically reverted to considerations of the policy underlying Section 160(c) to resolve close cases. SEE, E.G., SPEISER V. BAKER, 525 A.2d 1001, 1007-11 (Del. Ch. 1987)
(focusing on the literal terms of Section 160(c) and then, when those terms were not clear, evaluating the issues presented in light of the purpose of the statute); HAFT, mem. op. at 20, 21-22 (relying on the plain language of the statute to decide one Section 160(c) claim and then considering the principles upon which the statute is based when forced to interpret the statute to decide a second Section 160(c) claim).

         (12) 525 A.2d 1001.

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the relevant factors leads me to conclude that this is a very close case.
From an economic perspective, it is unclear who owns the SECT shares. Quanta's employees hold the upside potential of the SECT shares, the SECT shares can never return to Quanta even if the trust is dissolved, and Quanta is obliged to give or sell the shares (or money in lieu of sold shares) to its employees through benefit plans once the shares are released from the trust. At the same time, Quanta bears all of the downside risk associated with the SECT shares, Quanta determines how those shares will be allocated to satisfy Quanta's obligations, and Quanta can dissolve the trust at any time. Moreover, no particular employee can claim any present ownership interest in any of the unallocated shares, and the shares are subject to claims by Aquila's creditors. Other factors are similarly inconclusive, such as the ambiguous accounting treatment of the SECT shares.(13) The determination of who owns the SECT shares for purposes of Section 160(c) can only be made after several issues--such as how exactly the SECT operates, what the economic reality underlying both the transaction and its accounting treatment is, and which employees vote the SECT shares--are developed more fully at

------------------------
         (13) The SECT shares are treated as outstanding shares of Quanta for balance sheet purposes, but not for earnings per share purposes. The reason for the different treatment is, at this point, unclear.

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trial. At this preliminary stage, however, I cannot conclude on the record before me that Aquila has established a likelihood of success on the merits of its Section 160(c) claim.

B.       FIDUCIARY DUTY ANALYSIS

         There is no question that the centerpiece of this litigation--the SECT--is a defensive mechanism adopted in response to Aquila's actions that were perceived as threatening by Quanta's Special Committee.(14)
Nonetheless, the terms of the SECT, including its voting mechanic, are neither preclusive nor coercive, as those terms are commonly understood in our law. Instead, even viewed most critically as a response to Aquila's large head start in the proxy contest, the 10% dilution caused by the SECT makes it more difficult (but not impossible) for Aquila to win its proxy contest and, thus, more likely (but far from certain) that the members of the Special Committee will be returned to office in the election. In the circumstances, in scrutinizing the actions of the Special Committee in

------------------------
         (14) Aquila argues that the SECT is a response to the announcement of its intention to wage a proxy contest to replace the Quanta board of directors and that its voting mechanism should be examined solely in that context. The directors suggest that the court should view their actions more broadly as a response to Aquila's "takeover attempt," by which they mean to include Aquila's "creeping tender offer" and its announced plan to pursue the objective of acquiring a majority of Quanta's outstanding shares. In this view, the effect of the SECT's voting provisions on the proxy contest is merely incidental to and consistent with a broader purpose and is DE MINIMUS.

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adopting the SECT, the court will not apply the strict "compelling justification" test found in BLASIUS.(15) Instead, the court will examine the decision of the Special Committee to adopt the SECT under the familiar standard of UNOCAL.(16)

         Of course, as recognized in BLASIUS,(17) UNITRIN,(18) STROUD,(19) and other decisions, the courts of this State are particularly vigilant in protecting against "legal strategies . . . to frustrate . . . a shareholder vote."(20) And, the court is "mindful of the special import of protecting the shareholders' franchise within UNOCAL's requirement that a defensive response be reasonable and proportionate."(21)

         Applying these principles to this case requires me to examine whether the record supports a conclusion that, at the final hearing, the director defendants will be able to sustain their initial burden of satisfying both the reasonableness and proportionality tests of UNOCAL. As stated in UNOCAL, those tests require the directors to show, as a condition to the application of a business judgment rule

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         (15) 564 A.2d 651 (Del. Ch. 1988).

         (16) 493 A.2d 946 (Del. 1985).

         (17) 564 A.2d 651.

         (18) 651 A.2d 1361, 1378-79 (Del. 1995).

         (19) STROUD V. GRACE, 606 A.2d 75, 92 n.3 (Del. 1992).

         (20) UNITRIN, 651 A.2d at 1379.

         (21) ID.

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standard of review, the following: (1) that the board of directors had reasonable grounds for believing that a danger to corporate policy and effectiveness existed; and (2) that the board's defensive response was reasonable in relation to the threat posed.(22) The first element is satisfied by evidence of the directors' good faith and reasonable investigation.(23) Here, where a majority of the members of the Special Committee that authorized the SECT are outside, independent directors, such evidence of good faith and reasonable investigation is "materially enhanced."(24) The second element is satisfied where a "board of directors' defensive response is not draconian (preclusive or coercive) and is within a 'range of reasonableness.'"(25) In those circumstances, a court will not substitute its judgment for that of the board.(26)

         The validity of the SECT may be seen to turn on whether the voting mechanic included in it is examined separately, or instead, passes under the radar screen of judicial review due to its characterization as merely a normal or ordinary feature of SECTs having merely incidental effects on voting rights.


------------------------
         (22) 493 A.2d at 955.

         (23) ID.

         (24) ID.

         (25) UNITRIN, 651 A.2d at 1388.

         (26) ID.

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

UNOCAL/UNITRIN require that this court examine "the justification for each contested defensive measure and the results achieved thereby."(27) Moreover, the court should also scrutinize all inextricably related defense measures as a collective, and assess the reasonableness of the whole. Here, this means that the voting mechanic of the SECT must be justified on its own terms, not merely as a "normal" or "ordinary" part of a SECT plan.

         Looking at the first prong of the UNOCAL/UNITRIN analysis, the Special Committee argues that it conducted a reasonable investigation and concluded, in good faith, that Aquila's actions and announced intentions destabilized Quanta's employee base and thereby threatened to diminish its value. And, while the factual record is hotly disputed by Aquila, there is some record evidence (most notably the testimony of the directors) to support a conclusion that the Special Committee reasonably perceived that employee unrest threatened some harm to Quanta. Thus, while Aquila may ultimately succeed in proving that the concern about employee stability was merely a pretext to justify the dilutive issuance, the record does not permit me to draw such an inference at this time, especially in light of the "material enhancement" I must accord the evidence adduced by these

------------------------
         (27) ID. at 1387.

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

outside, independent directors.(28)

         The second prong of the test is much more difficult for the defendants to satisfy because there is little or no relationship between the threat of employee instability on which they rely and the adoption of the dilutive voting provision. The powerful relationship is between that dilutive provision and the threat that Aquila will win the proxy fight. But, for obvious reasons, the Special Committee makes no effort to justify the inclusion of the voting mechanic in the SECT by its dilutive effect on Aquila. Instead, the defendants argue that voting provision is similar to ones found in most SECTs, that there is an "undeniable logic to having those who are likely to be the ultimate beneficiaries of the SECT be the ones to control the voting of such shares," and that it has a minimal dilutive effect on voting. On this last point, they further argue that the SECT's effect on the proxy contest was within a range of reasonableness because: (1) Aquila still maintains

------------------------
         (28) Aquila's argument about the pretextual nature of the "threat" of employee instability advanced to justify the SECT finds support in the record. SECTs are marketed as "defensive devices" not because they calm employee concerns but, rather because they have the obvious potential to place a relatively large block of stock in friendly hands. Like ESOPs, such plans "allow incumbents to place large blocks of voting stock in their employees' hands. These employees generally vote for management in a proxy contest.... The sale of stock to an ESOP during a joint tender offer and proxy contest will be closely scrutinized by the courts." Randall S. Thomas & Catherine T. Dixon, ARANOW & EINHORN ON PROXY CONTESTS FOR CORPORATE CONTROL 20, 42 (3d ed. 2001).

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

a commanding lead, and (2) the adoption of the SECT has not materially improved Quanta's chance of success.

         As mentioned earlier, Delaware courts applying UNOCAL'S requirement that a defensive response be reasonable and proportionate are obliged to show special vigilance for protecting the shareholder franchise. That special vigilance requires that the voting feature of the SECT be analyzed and justified on its own terms, as a distinct defensive measure.(29) It also would also seem to require, at a minimum, that the defendants be able to show that the dilutive voting provision of the SECT was closely related to their decision to respond to the threat of employee instability and substantially advanced that objective. Certainly, such a provision, having a material effect on voting rights and adopted in the midst of an announced proxy contest, cannot escape judicial scrutiny as a mere incidental or ordinary term of some previously unreviewed defensive device.

         As it is, the record of the Special Committee's deliberations is devoid of any evidence that the committee made any judgment about the "fit" between the dilutive voting mechanic and the threat they had identified. For example, the record of the Special Committee's deliberations does not reveal that it ever

------------------------
         (29) UNITRIN, 651 A.2d at 1386-87.

considered whether some different voting mechanism would be consonant with both their defensive strategy in dealing with employee unrest and the strong policy of Delaware law protecting the shareholder franchise. In this regard, it must be recalled that the terms of the SECT were set by the Special Committee (or its legal advisors) and did not involve any negotiation with a third party purchaser. Thus, the structure of the voting mechanic was completely within the committee's control. The decision to have those shares voted by persons who do not own them necessarily raises substantial questions about the propriety of the Special Committee's purpose in doing so. For example, could the Special Committee have provided, instead, that the unallocated SECT shares be voted in proportion to how all shares other than those owned by Aquila are voted? While such a provision might not be illegal PER SE,(30) the Special Committee would surely face difficult obstacles in satisfying its UNOCAL/UNITRIN burden in justifying such a measure as a reasoned and proportionate measure if it were adopted in the face of an announced proxy solicitation by a dissident shareholder.(31)

         In the circumstances, I conclude, on the basis of the record before me at this preliminary stage, that the defendants will not be able to meet their initial

------------------------
         (30) BLASIUS, 564 A.2d at 660-62; UNOCAL, 493 A.2d at 957-58.

         (31) STROUD, 606 A.2d at 92 n.3.

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

burden under UNOCAL of showing that their actions were reasonable in relation to the threat posed by Aquila's activities.(32)

C.       IRREPARABLE HARM AND BALANCE OF EQUITIES

         To demonstrate irreparable harm, a plaintiff must present an injury "of such a nature that no fair and reasonable redress may be had in a court of law" and must show that "to refuse the injunction would be a denial of justice."(33) The alleged injury must be imminent and genuine, as opposed to speculative.(34) In this case, although the plaintiff has succeeded in showing a probability of success on the merits of one of its claims, it has failed to establish the likelihood of irreparable harm or that the equities of the situation favor the issuance of an injunction. I am led to these conclusions for several reasons.

         First, Aquila still owns 34% of the voting power against a much smaller percentage ownership held by management. Even if I assume that every share of SECT stock will be voted for the board's slate of directors, Aquila still carries a 2:1 advantage into the contest, and only needs approximately 12% more shares

------------------------
         (32) This result is consistent with decisions of the court in PACKER V. YAMPOL, Del. Ch., C.A. No. 8432, Jacobs, V.C. (Apr. 18, 1986), and WNH INVESTMENTS, LLC V. BALTZEL, Del. Ch., C.A. No. 13931, Ballck, V.C. (Apr. 28,
1995), enjoining the voting of shares issued for entrenchment purposes.

         (33) KOHLS V. DUTHIE, 765 A.2d 1274, 1289 (Del. Ch. 2000) (internal quotation marks omitted).

         (34) CANTOR FITZGERALD, L.P. V. CANTOR, 724 A.2d 571, 578 (Del. Ch.
1998).

voted in its favor (or approximately 29% of the other shares likely to vote) to win. By contrast, management will need to attract approximately 71% of the other shares available, even assuming that 100% of the SECT shares are voted for the management slate.(35) Thus, injunctive relief is not clearly needed at this stage of the proceeding to prevent the improper dilution caused by the SECT from depriving Aquila of victory.

         Second, the preliminary finding made in this opinion that the voting mechanism of the SECT is illegally dilutive should serve to dispel any confusion among the stockholders over the status of the SECT shares or the likelihood that those shares will be able to determine the outcome of the election. In light of this, it is unclear what additional purpose would be served by an injunction at this time. In view of the findings made in this opinion, if Aquila loses the contest by a margin greater than the SECT shares, there will be no reason to believe that the mere existence of the SECT shares played a material role in the proxy solicitation.

         Finally, the possibility that, in the absence of an injunction, the vote of the SECT shares might prove to be outcome determinative does not threaten Aquila

------------------------
         (35) These figures are based on the assumption that no more than 92% of the eligible shares will be voted at the meeting.

with irreparable harm, even if the vote of those shares temporarily should delay Aquila in its election objective. Rather, as in any post-election proceeding, the parties will be afforded the opportunity for a prompt final hearing on the merits of the case, and final injunctive relief will be available to seat Aquila's directors if Aquila's claims are determined to be meritorious at trial.

         At this time, it also appears that the balance of equities favors denying the injunction and that no denial of justice will result there from. This is so because, in the event the SECT shares prove to be determinative of the election, practical considerations suggest that Aquila's slate should be seated only after the election contest is resolved and the issue of the validity of those shares is finally decided. If I entered a preliminary injunction today, preventing the counting of those shares, it might interfere with the orderly procession of the claims in this litigation.

                                 IV.  CONCLUSION

         For all the foregoing reasons, the motion for a preliminary injunction IS DENIED. IT IS SO ORDERED.

                                               /s/ Stephen P. Lamb
                                          -----------------------------
                                                 Vice Chancellor

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